UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

SPORTECH PLC
(Translation of Registrant’s name into English)

Sportech House, Enterprise Way
Wavertree Technology Park
Liverpool, L13 1FB
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]      Form 40-F   [   ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]      No   [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - ___________

MATERIAL DISCLOSURE

        Attached as Exhibit 1 is a copy of the Registrant’s Annual Report and Accounts 2002, prepared in accordance with United Kingdom GAAP, for the year ended December 31, 2002, which were filed with Companies House in England on May 9, 2003.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003	SPORTECH P.L.C. (Registrant) By: /s/ Robert Haggis Name: Robert Haggis Title: Company Secretary

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